# SEC Schedule 13D/A (Amendment No. 3) — Beneficial ownership report by holders of more than 5% of a class

Issuer: CHEETAH NET SUPPLY CHAIN SERVICE INC., CIK 0001951667
CUSIP: 16307X301
Title of class of securities: Class A common stock
Address of issuer's principal executive offices: 8707 Research Drive, Irvine, California (CA), 92618
Date of event which requires filing of this statement: 06/15/2026
Amends the filing with accession number 0001104659-24-106234
Filed by CIK 0001991920
Persons authorized to receive notices and communications: Huan Liu, 8707 Research Drive, Irvine, California (CA), 92618, (949) 740-7799

## Reporting persons
- Huan Liu (CIK 0001991920): type of reporting person: individual (IN); citizenship or place of organization: China (F4); source of funds: personal funds (PF); sole voting power 200,877; shared voting power 2,579; sole dispositive power 200,877; shared dispositive power 2,579; aggregate amount beneficially owned 203,456 (6.4% of the class)
  Comment: Note to Row 7 and Row 9: On June 15, 2026, the issuer closed a private placement transaction with the Reporting Person, pursuant to which the Reporting Person purchased 200,000 shares of the issuer's Class B common stock, par value $0.0001 per share, at a purchase price of $2.00 per share. The Reporting Person directly or indirectly held 3,456 shares of the Issuer's Class B common stock prior to June 15, 2026. See the Note to Rows 8 and 10.
  
  Note to Row 8 and Row 10: Represents 2,579 shares of the Issuer's Class A common stock issuable to FAIRVIEW EASTERN INTERNATIONAL HOLDINGS LIMITED upon conversion of 2,579 shares of Class B common stock held by FAIRVIEW EASTERN INTERNATIONAL HOLDINGS LIMITED as of the date hereof. The Reporting Person is the sole shareholder of FAIRVIEW EASTERN INTERNATIONAL HOLDINGS LIMITED. Accordingly, the Reporting Person may be deemed to beneficially own the securities of the Issuer held by FAIRVIEW EASTERN INTERNATIONAL HOLDINGS LIMITED.
  
  Note to Row 13: The percentage of class is calculated based on 2,955,935 shares of Class A common stock outstanding as of the date hereof, as provided by the Issuer to the Reporting Person on the same date. Pursuant to Rule 13d-3(d)(1) under the Act, the denominator of this percentage is the sum of (i) the 2,955,935 shares of Class A common stock outstanding as of the date hereof, (ii) the 2,579 shares of Class A common stock issuable to FAIRVIEW EASTERN INTERNATIONAL HOLDINGS LIMITED upon conversion of its shares of Class B common stock, (iii) the 877 shares of Class A common stock issuable to the Reporting Person upon conversion of its shares of Class B common stock, and (iv) the 200,000 Class B common stock as described in Note to Row 7 and Row 9 contained herein.

## Item 1. Security and Issuer
Title of class of securities: Class A common stock
Name of issuer: CHEETAH NET SUPPLY CHAIN SERVICE INC.
Address of issuer's principal executive offices: 8707 Research Drive, Irvine, California (CA), 92618

## Item 2. Identity and Background
Name of person filing: This Amendment is being filed by Mr. Huan Liu.
Residence or business address: The business address of Huan Liu is 8707 Research Drive, Irvine, California 92618.
Present principal occupation or employment: Huan Liu is the Chief Executive Officer, Interim Chief Financial Officer, Director, and Chairman of the Board of Directors of the Issuer.
Criminal convictions in the last five years: During the past five years, Huan Liu has never been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).
Civil proceedings (securities laws) in the last five years: During the past five years, Huan Liu has never been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was the subject to a judgment, decree, or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal and state securities laws of findings any violation with respect to such laws.
Citizenship: Huan Liu is a citizen of the People's Republic of China.

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration: PF, $400,000

## Item 4. Purpose of Transaction
Purpose of transaction:
Item 4 of the Schedule 13D is hereby amended and restated as follows:

Prior to the 2026 Reverse Stock Split, Huan Liu, Chief Executive Officer, Interim Chief Financial Officer, Director, and Chairman of the Board of Directors of the Issuer, beneficially owned 515,625 shares of the Issuer's Class A common stock issuable upon the conversion of 515,625 shares of Class B common stock (reflecting a reverse stock split of the Issuer's common stock at a ratio of 1-for-16 on October 21, 2024) held by FAIRVIEW EASTERN INTERNATIONAL HOLDINGS LIMITED, as he was the sole shareholder of FAIRVIEW EASTERN INTERNATIONAL HOLDINGS LIMITED. FAIRVIEW EASTERN INTERNATIONAL HOLDINGS LIMITED obtained those shares of Class B common stock through pre-IPO acquisitions. On September 15, 2024, the Issuer's compensation committee, through a written consent without a meeting, approved the grant of certain stock awards to certain recipients in recognition of their work and performance under the Plan. Under the grant schedule, Huan Liu was granted RSUs covering the right to receive 45,938 shares of Class A common stock and 31,250 shares of Class B common stock of the Issuer (reflecting a reverse stock split of the Issuer's common stock at a ratio of 1-for-16 on October 21, 2024) (the "2024 Award"). On September 30, 2024, the Issuer issued 45,938 shares of Class A common stock and 31,250 shares of Class B common stock to Huan Liu under the 2024 Award. On December 3, 2024, Huan Liu disposed of the 45,938 shares of Class A common stock that he directly held. On October 15, 2025, the Issuer's compensation committee, by written consent without a meeting, effected the grant of a fully vested award of 144,000 RSUs representing shares of the Issuer's Class B common stock to the Reporting Person under the Plan (the "2025 Award").

On October 16, 2025, the Issuer issued 144,000 shares of Class B common stock to Huan Liu under the 2025 Award.

On April 20, 2026, the Issuer effected a reverse stock split of its issued and outstanding common stock at a ratio of 1-for-200 (the "2026 Reverse Stock Split"), pursuant to which every 200 shares of the Issuer's common stock were combined into one share of common stock. Unless otherwise indicated, share amounts set forth below with respect to transactions occurring after the 2026 Reverse Stock Split, including the private placement described below, are presented on a post-2026 Reverse Stock Split basis.

On June 15, 2026, Huan Liu acquired 200,000 shares of the Issuer's Class B common stock in a private placement transaction pursuant to a securities purchase agreement entered into with the Issuer. The Reporting Person acquired such shares for an aggregate purchase price of US$400,000 at a price of $2.00 per share, using personal funds. The Reporting Person acquired such shares for investment purposes. The information set forth on the cover page of this Amendment is hereby incorporated by reference into this Item 4.

Except as set forth in this Item 4, the Reporting Person has no plans or proposals that relate to or would result in: (a) the acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer; (b) an extraordinary corporate transaction, such as a merger, reorganization, or liquidation, involving the Issuer or any of its subsidiaries; (c) a sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries; (d) any change in the present board or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the Board; (e) any material change in the present capitalization or dividend policy of the Issuer; (f) any other material change in the Issuer's business or corporate structure, including but not limited to, if the issuer is a registered closed-end investment company; (g) changes in the Issuer's charter, by-laws, or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person; (h) causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association; (i) a class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act; or (j) any action similar to any of those enumerated above.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned: The percentage of class is calculated based on 2,955,935 shares of Class A common stock outstanding as of the date hereof, as provided by the Issuer to the Reporting Person on the same date. Pursuant to Rule 13d-3(d)(1) under the Act, the denominator of this percentage is the sum of (i) the 2,955,935 shares of Class A common stock outstanding as of the date hereof, (ii) the 2,579 shares of Class A common stock issuable to FAIRVIEW EASTERN INTERNATIONAL HOLDINGS LIMITED upon conversion of its shares of Class B common stock, (iii) the 877 shares of Class A common stock issuable to the Reporting Person upon conversion of its shares of Class B common stock, and (iv) the 200,000 Class B common stock as described in Note to Row 7 and Row 9 contained herein.
Number of shares as to which each person has sole or shared power to vote or dispose:
The Reporting Person has sole voting and dispositive power over the 200,877 shares of Class B common stock of the Issuer.

The Reporting Person has shared voting and dispositive power over the 2,579 shares of Class B common stock held by FAIRVIEW EASTERN INTERNATIONAL HOLDINGS LIMITED, a British Virgin Islands company, which is 100% owned by the Reporting Person. The registered address of FAIRVIEW EASTERN INTERNATIONAL HOLDINGS LIMITED is Vistra Corporate Services Center, Wickhams Cay II, Road Town, Tortola, VG1110, the British Virgin Islands.
Transactions in the class effected during the past sixty days: Other than as described herein, the Reporting Person has not effected any transactions in the Issuer's securities during the 60 days preceding the date of this statement.
Other persons with the right to receive dividends or sale proceeds: Not applicable.
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: Not applicable.

## Signatures
- Huan Liu: /s/ Huan Liu, Huan Liu (06/17/2026)